ALLIED GOLD LIMITED
ACN 104 855 067

NOTICE OF GENERAL MEETING

TIME: 10.30 am (WST)

DATE: 28 March 2008

PLACE: Hyatt Regency Hotel, 99 Adelaide Terrace Perth

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 9353 3638.

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 10.30 am (WST) on 28 March 2008 at:

Hyatt Regency Hotel, 99 Adelaide Terrace Perth.

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

(a) by post to the Company's Share Registry, Computershare Investor Services Pty Ltd, GPO Box D182, Perth WA 6000;

(b) hand deliver the proxy form to Computershare Investor Services Pty Ltd, Level 2, 45 St Georges Terrace, Perth WA 6000; or

(c) by facsimile to Computershare Investor Services Pty Ltd on facsimile number (+61 8) 9323 2033,

so that it is received not later than 10.30 am (WST) on 26 March 2008.

Proxy Forms received later than this time will be invalid.

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders will be held at 10.30 am (WST) on 28 March 2008 at The Hyatt Regency Hotel, 99 Adelaide Terrace Perth.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company at 10.30 am (WST) on 26 March 2008.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

1. RESOLUTION 1 – RATIFICATION OF PRIOR ISSUE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 14,621,844 Shares on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who participated in the issue and any of their associates.

2. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – RICHARD JOHNSON

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purpose of clause 13.4 of the Constitution and for all other purposes, Richard Johnson, a Director who was appointed on 11 February 2008, retires, and being eligible, is re-elected as a Director."

3. RESOLUTION 3 – ISSUE OF DIRECTOR OPTIONS – RICHARD JOHNSON

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 5,000,000 Johnson Options to Richard Johnson (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Richard Johnson (or his nominee) or any of his associates.

4. RESOLUTION 4 – ISSUE OF DIRECTOR OPTIONS – MARK CARUSO

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 4,000,000 Caruso Options to Mark Caruso (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mark Caruso (or his nominee) or any of his associates.

DATED: 15 FEBRUARY 2008

BY ORDER OF THE BOARD



PETER TORRE
ALLIED GOLD LIMITED
COMPANY SECRETARY

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders in connection with the business to be conducted at the General Meeting to be held at 10.30 am (WST) on 28 March 2008 at The Hyatt Regency Hotel, 99 Adelaide Terrace Perth.

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1. RESOLUTION 1 – RATIFICATION OF PRIOR ISSUE

1.1 General

On 7 January 2008, the Company issued 14,621,844 Shares to institutional clients of UK based Mirabaud Securities Limited.

No subscriber pursuant to this issue was a related party of the Company.

Resolution 1 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (**Ratification**).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

1.2 Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Ratification:

(a) 14,621,844 Shares were allotted;

(b) the issue price was $0.72 per Share;

(c) the Shares issued were all fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d) the Shares were allotted and issued to institutional clients of UK based Mirabaud Securities Limited, none of whom were a related party of the Company; and

(e) the funds raised from this issue were used to fund the completion of the Simberi Oxide Gold Project as an alternative to further drawing down on the Company's existing finance facility.

2. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – RICHARD JOHNSON

2.1 General

Clause 13.4 of the Constitution allows the Directors to appoint at any time a person to be a Director as an addition to the existing Directors, but only where the total number of Directors does not at any time exceed the maximum number specified by the Constitution.

Any Director so appointed holds office only until the next following general meeting and is then eligible for re-election.

Richard Johnson will retire in accordance with clause 13.4 of the Constitution and being eligible seeks re-election.

3. RESOLUTIONS 3 AND 4 – ISSUE OF DIRECTOR OPTIONS

3.1 General

The Company has agreed, subject to obtaining Shareholder approval, to allot and issue 5,000,000 Johnson Options and 4,000,000 Caruso Options (**Director Options**) to Richard Johnson and Mark Caruso (**Related Parties**) respectively on the terms and conditions set out below.

The Caruso Options were previously approved by Shareholders at the Company's previous annual general meeting held on 28 November 2007. However, the Company did not issue the Caruso Options within the 1 month time period provided by the ASX Listing Rules. Consequently, the Company is seeking fresh Shareholder approval for this issue of the Caruso Options.

For a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a) obtain the approval of the public company's members in the manner set out in Sections 217 to 227 of the Corporations Act; and

(b) give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in Sections 210 to 216 of the Corporations Act.

In addition, ASX Listing Rule 10.11 also requires shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party, or a person whose relationship with the entity or a related party is, in ASX's opinion, such that approval should be obtained unless an exception in ASX Listing Rule 10.12 applies.

The grant of the Director Options to the Related Parties requires the Company to obtain Shareholder approval because the grant of Director Options constitutes giving a financial benefit and as Directors, Messrs Johnson and Caruso are related parties of the Company.

It is the view of the Directors that the exceptions set out in Sections 210 to 216 of the Corporations Act and ASX Listing Rule 10.12 do not apply in the current circumstances. Accordingly, Shareholder approval is sought for the grant of Director Options to the Related Parties.

3.2 Shareholder Approval (Chapter 2E of the Corporations Act and Listing Rule 10.11)

Pursuant to and in accordance with the requirements of Sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.13, the following information is provided in relation to the proposed grant of Director Options:

(a) the related parties are Messrs Johnson and Caruso and they are related parties by virtue of being Directors;

(b) the maximum number of Director Options (being the nature of the financial benefit being provided) to be granted to the Related Parties is:

(i) 5,000,000 Johnson Options to Richard Johnson; and

(ii) 4,000,000 Caruso Options to Mark Caruso;

(c) the Director Options will be granted to the Related Parties no later than 1 month after the date of the General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated the Director Options will be issued on one date;

(d) the Director Options will be granted for nil cash consideration, accordingly no funds will be raised;

(e) the terms and conditions of the Johnson Options and Caruso Options are set out in Schedules 1 and 2 respectively;

(f) the values of the Johnson Options and Caruso Options and the pricing methodology are set out in Schedules 3 and 4 respectively;

(g) the relevant interests of the Related Parties in securities of the Company are set out below;

Related Party	Shares	Options
Richard Johnson	25,000	Nil
Mark Caruso	4,977,693	Nil

(h) the remuneration and emoluments from the Company to the Related Parties for both the current financial year and previous financial year are set out below:

Related Party	Current Financial Year	Previous Financial Year
Richard Johnson	$380,000	n/a
Mark Caruso	$300,000	$300,000

(i) if the Director Options granted to the Related Parties are exercised, a total of 9,000,000 Shares would be allotted and issued. This will increase the number of Shares on issue from 356,636,554 to 365,636,554 (assuming that no other Options are exercised and no other Shares issued) with the effect that the shareholding of existing Shareholders would be diluted as follows:

Related Party	Issued Shares as at the date of this Notice of Meeting	Director Options to be issued	Issued Shares upon exercise of all Director Options	Dilutionary effect upon exercise of Director Options
Richard Johnson	356,636,554	5,000,000	365,636,554	1.37%
Mark Caruso	356,636,554	4,000,000	365,636,554	1.09%
TOTAL	**356,636,554**	**9,000,000**	**365,636,554**	**2.46%**

The market price for Shares during the term of the Director Options would normally determine whether or not the Director Options are exercised. If, at any time any of the Director Options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the Director Options, there may be a perceived cost to the Company

As at the date of this Notice of Meeting the Share price is trading on ASX above the exercise price of the Caruso Options. The Board resolved to issue the Caruso Options on the terms and conditions set out in this Notice of Meeting, subject to Shareholder approval, on 21 December 2006 when the previous closing price of Shares on ASX was 32 cents, but Shareholder approval was not able to be obtained until the Company's annual general meeting held on 28 November 2007.

Shareholder approval was obtained at that time, however, the Company did not issue the Caruso Options within the 1 month time period provided by the ASX Listing Rules. Consequently, the Company is seeking fresh Shareholder approval for this issue of the Caruso Options.

(j) the trading history of the Shares on ASX in the 12 months before the date of this Notice of General Meeting is set out below:

	Price	Date
Highest	$1.03	29 October 2007
Lowest	$0.31	5 March 2007
Last	$0.715	15 February 2008

(k) the primary purpose of the grant of Johnson Options to Richard Johnson is to provide cost effective consideration to Mr Johnson for his ongoing commitment and contribution to the Company in his role as Chief Executive Officer of the Company and as an incentive to maximise returns to Shareholders. It is also the opinion of the Directors (other than Mr Johnson) that the annual remuneration and emoluments paid and payable to Mr Johnson as set out in paragraph 3.2(h) do not on their own amount to adequate compensation at current market rates for the services provided to the Company by Mr Johnson, and to supplement the annual remuneration and emoluments with the issue of Johnson Options is in the Company's best interests. The Directors (other than Mr Johnson) considered Mr Johnson's experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Johnson Options to be issued to Mr Johnson.

The Directors (other than Mr Johnson) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Johnson Options upon the terms proposed;

(l) the primary purpose of the grant of Caruso Options to Mark Caruso is to provide cost effective consideration to Mr Caruso for his ongoing commitment and contribution to the Company in his role as Managing Director of the Company and as an incentive to maximise returns to Shareholders. It is also the opinion of the Directors (other than Mr Caruso) that the annual remuneration and emoluments paid and payable to Mr Caruso as set out in paragraph 3.2(h) do not on their own amount to adequate compensation at current market rates for the services provided to the Company by Mr Caruso, and to supplement the annual remuneration and emoluments with the issue of Caruso Options is in the Company's best interests. The Directors (other than Mr Caruso) considered Mr Caruso's experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Caruso Options to be issued to Mr Caruso. The Directors (other than Mr Caruso) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Caruso Options upon the terms proposed;

(m) Richard Johnson declines to make a recommendation to Shareholders in relation to Resolution 3 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 3, recommend that Shareholders vote in favour of Resolution 3. The Board (other than Richard Johnson) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution; and

(n) Mark Caruso declines to make a recommendation to Shareholders in relation to Resolution 4 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 4, recommend that Shareholders vote in favour of Resolution 4. The Board (other than Mark Caruso) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Director Options to the Related Parties as approval is being obtained under ASX Listing Rule 10.11. Accordingly, the issue of Director Options to the Related Parties will not be included in the 15% calculation of the Company's annual placement capacity pursuant to ASX Listing Rule 7.1.

4. ENQUIRIES

Shareholders are required to contact the Company Secretary on (+ 61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Caruso Option means an Option granted pursuant to Resolution 4 with the terms and conditions set out in Schedule 2.

Company means Allied Gold Limited (ACN 104 855 067).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director Option means a Johnson Option and/or a Caruso Option as the context requires.

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

General Meeting means the meeting convened by the Notice of Meeting.

Johnson Option means an Option granted pursuant to Resolution 3 with the terms and conditions set out in Schedule 1.

Notice of Meeting or **Notice of General Meeting** means this notice of general meeting including the Explanatory Statement.

Option means an option to acquire a Share.

Optionholder means a holder of an Option or Director Option as the context requires.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

WST means Western Standard Time (or Western Daylight Saving Time) observed in Perth, Western Australia (as the case may be).

SCHEDULE 1 – TERMS AND CONDITIONS OF JOHNSON OPTIONS

The Johnson Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a) Each Johnson Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each Johnson Option, the Optionholder must exercise the Johnson Options in accordance with the terms and conditions of the Johnson Options.

(b) The Johnson Options will expire at 5:00 pm (WST) on 31 December 2010 (**Expiry Date**). Any Johnson Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c) The amount payable upon exercise of each Johnson Option will be:

  (i) $0.80 each for the first 1,000,000 Johnson Options;

  (ii) $1.00 each for the second 1,000,000 Johnson Options;

  (iii) $1.25 each for the third 1,000,000 Johnson Options;

  (iv) $1.50 each for the fourth 1,000,000 Johnson Options; and

  (v) $2.00 each for the fifth 1,000,000 Johnson Options,

  (together the **Exercise Price**).

(d) An Optionholder may exercise their Johnson Options by lodging with the Company, before the Expiry Date:

  (i) a written notice of exercise of Johnson Options specifying the number of Johnson Options being exercised; and

  (ii) a cheque or electronic funds transfer for the Exercise Price for the number of Johnson Options being exercised;

  (**Exercise Notice**).

(e) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(f) Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Johnson Options specified in the Exercise Notice.

(g) The Johnson Options are not transferable.

(h) All Shares allotted upon the exercise of Johnson Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will not apply for quotation of the Johnson Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of Johnson Options on ASX within 10 Business Days after the date of allotment of those Shares.

(j) If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k) There are no participating rights or entitlements inherent in the Johnson Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Johnson Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their Johnson Options prior to the date for determining entitlements to participate in any such issue.

(l) A Johnson Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Johnson Option can be exercised.

SCHEDULE 2 – TERMS AND CONDITIONS OF CARUSO OPTIONS

The Caruso Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a) Each Caruso Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each Caruso Option, the Optionholder must exercise the Caruso Options in accordance with the terms and conditions of the Caruso Options.

(b) The Caruso Options will expire at 5:00 pm (WST) on 31 December 2009 (**Expiry Date**). Any Caruso Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c) The amount payable upon exercise of each Caruso Option will be $0.45 (**Exercise Price**).

(d) An Optionholder may exercise their Caruso Options by lodging with the Company, before the Expiry Date:

  (i) a written notice of exercise of Caruso Options specifying the number of Caruso Options being exercised; and

  (ii) a cheque or electronic funds transfer for the Exercise Price for the number of Caruso Options being exercised;

  (**Exercise Notice**).

(e) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(f) Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Caruso Options specified in the Exercise Notice.

(g) The Caruso Options are not transferable.

(h) All Shares allotted upon the exercise of Caruso Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will not apply for quotation of the Caruso Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of Caruso Options on ASX within 10 Business Days after the date of allotment of those Shares.

(j) If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k) There are no participating rights or entitlements inherent in the Caruso Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Caruso Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their Caruso Options prior to the date for determining entitlements to participate in any such issue.

(l) A Caruso Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Caruso Option can be exercised.

SCHEDULE 3 – VALUATION OF JOHNSON OPTIONS

The Johnson Options to be issued to Richard Johnson pursuant to Resolution 3 have been independently valued by Stantons International Securities Pty Ltd.

Using the Binomial Option Valuation Methodology and based on the assumptions set out below, the Johnson Options were ascribed values as follows:

Assumptions:					
Valuation date	4 February 2008				
Market price of Shares	$0.77				
Exercise price	$0.80	$1.00	$1.25	$1.50	$2.00
Expiry date	31 December 2010				
Risk free interest rate	6.35%				
Discount factor (for unlisted status)	20%				
Volatility	80%				
Indicative value per Johnson Option (cents)	31.41	29.10	26.20	23.31	17.52
Total Value of Johnson Options	$314,100	$291,000	$262,000	$233,100	$175,200

Note: The valuations noted above are not necessarily the market prices that the Johnson Options could be traded at and they are not automatically the market prices for taxation purposes.

SCHEDULE 4 – VALUATION OF CARUSO OPTIONS

The Caruso Options to be issued to Mark Caruso pursuant to Resolution 4 have been independently valued by Stantons International Securities Pty Ltd.

Using the Binomial Option Valuation Methodology and based on the assumptions set out below, the Caruso Options were ascribed a value as follows:

Assumptions:	
Valuation date	4 February 2008
Market price of Shares	$0.77
Exercise price	$0.45
Expiry date	31 December 2009
Risk free interest rate	6.35%
Discount factor (for unlisted status)	Nil
Volatility	80%
Indicative value per Caruso Option	46.09 cents
Total Value of Caruso Options	$1,843,600

Note: The valuation noted above is not necessarily the market price that the Caruso Options could be traded at and is not automatically the market price for taxation purposes.

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